Exhibit 11.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Offering Statement of NewsBeat Social, Inc. (the “Company”) on Form 1-A of our report dated June 10, 2016 (except for Note M, as to which the date is July 8, 2016), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of NewsBeat Social, Inc. and Subsidiary as of December 31, 2015 and 2014 and for the years then ended, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading "Experts" in such Offering Circular.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 30, 2017